Exhibit 99.1

Steakholder Foods Announces ADS Ratio Adjustment

Ness Ziona, Israel, Nov. 04, 2026 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a global leader in 3D-printing technology for production of whole cuts of plant-based meat, today announced its plan to adjust the ratio of the company’s American Depositary Shares (ADSs) in relation to its ordinary shares. The adjustment will change the current ratio from one (1) ADS representing twelve thousand (12,000) ordinary shares to a new ratio of one (1) ADS representing sixty thousand (60,000) ordinary shares, effective on November 9, 2026. Steakholder Foods’ ADSs will continue to be traded on the Nasdaq Capital Market under the ticker “STKH,” with an updated CUSIP Number of 583435607.

This ratio adjustment will essentially serve as a one-for-five reverse ADS split for ADS holders, requiring no action on their part. The Bank of New York Mellon, serving as the depositary bank for Steakholder Foods’ ADS program, will arrange for the exchange of every five (5) existing ADSs held for one (1) new ADS on the effective date.

There will be no issuance of additional ADSs in connection with the adjustment. Any fractional shares resulting from the adjustment will be aggregated and the depositary bank will attempt to sell them and distribute the net proceeds to the respective ADS holders.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods is utilizing advanced technologies to revolutionize the food industry, and has officially launched PerfectaTM Premium Plant-Based Meat in the U.S. market in 2026, under the slogan “Plant-Based Meat, Perfected!” Perfecta is positioned as a next-generation, plant-based protein platform, whose launch is planned to begin with a phased rollout in the Northeastern United States, followed by retail expansion as the supply chain and distribution scale.

Steakholder Foods also specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise lies in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on April 30, 2026.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Steakholder Foods info@steakholderfoods.com	Steakholder Foods investors@steakholderfoods.com